EX-28(d)(4)(ff)(i)

AMENDED AND RESTATED - SCHEDULE A

Effective July 1, 2021

Fee Schedule

The Investment Manager will pay to the Sub-Adviser a fee each month based on the average daily net assets of the Managed Portion of the Fund during the month. The Investment Manager shall pay to the Sub-Adviser compensation at an annual rate of the average daily net assets of the Fund as follows:

0.40% on the average daily net assets of the Fund up to $200 million;

0.35% on the average daily net assets of the Fund for the next $200 million; and

0.30% on the average daily net assets of the Fund thereafter.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed by their duly authorized officers and duly attested as of the 1st day of July, 2021.

MONDRIAN INVESTMENT PARTNERS LIMITED By: /s/ David Tilles Name: David Tilles Title: Executive Chairman	LINCOLN INVESTMENT ADVISORS CORPORATION By: /s/ Harold Singleton III Name: Harold Singleton III Title: Vice President/Managing Director

Agreed to and accepted as of the day and year above written:

LVIP MONDRIAN INTERNATIONAL VALUE FUND, a series of Lincoln Variable Insurance Products Trust By: /s/ Harold Singleton III Name: Harold Singleton III Title: Vice President/Managing Director